                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   SCHEDULE TO
                                  (Rule 13e-4)

            TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                         PROGENICS PHARMACEUTICALS, INC.
                       (Name of Subject Company (Issuer))

                         PROGENICS PHARMACEUTICALS, INC.
                        (Name of Filing Person (Offeror))

 Options Under Progenics Pharmaceuticals, Inc. Amended and Restated 1996 Stock
      Incentive Plan to Purchase Common Stock, Par Value $0.0013 Per Share
                         (Title of Class of Securities)

                                   743187 10 6
                      (CUSIP Number of Class of Securities)
                            (Underlying Common Stock)

                               Philip K. Yachmetz
                          General Counsel and Secretary
                         Progenics Pharmaceuticals, Inc.
                           777 Old Saw Mill River Road
                            Tarrytown, New York 10591
                                 (914) 789-2800
            (Name, address and telephone number of person authorized
        to receive notices and communications on behalf of filing person)

                            CALCULATION OF FILING FEE

===============================================================================
          Transaction valuation                   Amount of filing fee
-------------------------------------      -------------------------------------
               $7,025,000                                $1,405
===============================================================================

* Calculated solely for purposes of determining the filing fee. This amount assumes that options to purchase 468,500 shares of common stock of Progenics Pharmaceuticals, Inc. having an exercise price of $20.00 will be issued in exchange for currently outstanding options pursuant to this offer. The aggregate value of such options was calculated based on the Black-Scholes option pricing model. The amount of the filing fee, calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, equals 1/50th of one percent of the value of the transaction.

[ ] Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

         Amount Previously Paid:        Not applicable.   Filing party:        Not applicable.

         Form or Registration No.:      Not applicable.   Date filed:          Not applicable.

[ ] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer. Check the appropriate boxes below to designate any transactions to which the statement relates:

         [ ] third party tender offer subject to Rule 14d-1.
         [X] issuer tender offer subject to Rule 13e-4.
         [ ] going-private transaction subject to Rule 13e-3.
         [ ] amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer. [ ]

Item 1. Summary Term Sheet.

The information set forth under "Summary Term Sheet" in the Offer to Exchange, dated May 25, 2001 (the "Offer to Exchange"), attached hereto as Exhibit (a)(1), is incorporated herein by reference.

Item 2. Subject Company Information.

         (a) The name of the issuer is Progenics Pharmaceuticals, Inc., a Delaware corporation (the"Company"), and the address of its principal executive offices is 777 Old Saw Mill River Road, Tarrytown, New York 10591. The Company's phone number is (914) 789-2800. The information set forth in the Offer to Exchange under Section 8 ("Information Concerning Progenics") is incorporated herein by reference.

         (b) This Tender Offer Statement on Schedule TO relates to an offer to employees by the Company to exchange outstanding options to purchase shares of our common stock granted on January 1, 2000 and January 7, 2000 and, solely with regard to those employees hired on or between January 1, 2000 and February 28, 2001, options granted on such employees' original date of hire under the Company's Amended and Restated 1996 Stock Incentive Plan to purchase shares of the Company's common stock, par value $.0013 per share (the "Common Stock"), for new options (the "New Options") to purchase shares of the Common Stock to be granted under the same plan, upon the terms and subject to the conditions described in the Offer to Exchange and the related Election Concerning Exchange of Stock Options form (the "Election Form" and, together with the Offer to Exchange, as they may be amended from time to time, the "Offer"), attached hereto as Exhibit
               (a)(2). The number of shares of Common Stock subject to New Options will be equal to the number of shares of Common Stock subject to the Options that are accepted for exchange and canceled. In addition to the exchange described above, the Company is offering to grant to employees who were hired on or between January 1, 2000 and February 28, 2001 and who did not tender their options a number of options equal to 20% of such employee's original grant. The information set forth in the Offer to Exchange under "Summary Term Sheet," "Introduction," Section 1 ("Number of Options; Expiration Date"), Section 5 ("Acceptance of Options for Exchange and Issuance of New Options") and Section 7 ("Source and Amount of Consideration; Terms of New Options") is incorporated herein by reference.

         (c) The information set forth in the Offer to Exchange under Section 6 ("Price Range of Common Stock Underlying the Options") is incorporated herein by reference.

Item 3. Identity and Background of Filing Person.

         (a) The information set forth under Item 2(a) above and in the Offer to Exchange under Schedule B ("Information Concerning Directors and Officers of Progenics") is incorporated herein by reference.

Item 4. Terms of the Transaction.

         (a) The information set forth in the Offer to Exchange under "Summary Term Sheet," "Introduction," Section 1 ("Number of Options; Expiration Date"), Section 3 ("Procedures for Electing to Exchange Options"), Section 4 ("Withdrawal Rights"), Section 5 ("Acceptance of Options for Exchange and Issuance of New Options"), Schedule A ("Conditions of the Offer"), Section 7 ("Source and Amount of Consideration; Terms of New Options"),
               Section 10 ("Status of Options Acquired by Us in the Offer; Accounting Consequences of the Offer"), Section 11 ("Legal Matters; Regulatory Approvals"), Section 12 ("Material Federal Income Tax Consequences") and Section 13 ("Extension of Offer; Termination; Amendment") is incorporated herein by reference.

         (b) The information set forth in the Offer to Exchange under "Summary Term Sheet" and Section 9 ("Interests of Directors and Officers; Transactions and Arrangements Concerning the Options") is incorporated herein by reference. Directors are ineligible to participate in the Offer.


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


Item 5. Past Contacts, Transactions, Negotiations and Arrangements.

         (e) The information set forth in the Offer to Exchange under Section 9 ("Interests of Directors and Officers; Transactions and Arrangements Concerning the Options") is incorporated herein by reference. The Amended and Restated 1996 Stock Incentive Plan attached hereto as Exhibit (d)(1), and the form of option agreement attached hereto as Exhibit (d)(2), contain information regarding the subject securities.

Item 6. Purposes of the Transaction and Plans or Proposals.

         (a) The information set forth in the Offer to Exchange under Section 2 ("Purpose of the Offer") is incorporated herein by reference.

         (b) The information set forth in the Offer to Exchange under Section 5 ("Acceptance of Options for Exchange and Issuance of New Options") and Section 10 ("Status of Options Acquired by Us in the Offer; Accounting Consequences of the Offer") is incorporated herein by reference.

         (c) The information set forth in the Offer to Exchange under Section 2 ("Purpose of the Offer") is incorporated herein by reference.

Item 7. Source and Amount of Funds or Other Consideration.

         (a) The information set forth in the Offer to Exchange under Section 7 ("Source and Amount of Consideration; Terms of New Options") and Section 14 ("Fees and Expenses") is incorporated herein by reference.

         (b) The information set forth in the Offer to Exchange under Schedule A ("Conditions of the Offer") is incorporated herein by reference.

         (d)   Not applicable.

Item 8. Interest in Securities of the Subject Company.

         (a) The information set forth in the Offer to Exchange under Section 9 ("Interests of Directors and Officers; Transactions and Arrangements Concerning the Options") is incorporated herein by reference.

         (b) The information set forth in the Offer to Exchange under Section 9 ("Interests of Directors and Officers; Transactions and Arrangements Concerning the Options") is incorporated herein by reference.

Item 9. Person/Assets, Retained, Employed, Compensated or Used.

         (a)   Not applicable.

Item 10. Financial Statements.

         (a) The information set forth in the Offer to Exchange under Section 8 ("Information Concerning Progenics Pharmaceuticals") and
               Section 15 ("Additional Information"), and on pages F-1 through F-31 of the Company's Annual Report on Form 10-K for its fiscal year ended December 31, 2000 and pages 3 through 9 of the Company's Quarterly Report on Form 10-Q for its fiscal quarter ended March 31, 2001 is incorporated herein by reference.



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



         (b)   Not applicable.

Item 11. Additional Information.

         (a) The information set forth in the Offer to Exchange under Section 9 ("Interests of Directors and Officers; Transactions and Arrangements Concerning the Options") and Section 11 ("Legal Matters; Regulatory Approvals") is incorporated herein by reference.

         (b)   Not applicable.

Item 12. Exhibits.

         (a)   (1) Offer to Exchange, dated May 25, 2001.

               (2) Form of Election Concerning Exchange of Stock Options.

               (3) Progenics Pharmaceuticals, Inc. Annual Report on Form 10-K for its fiscal year ended December 31, 2000 filed with the Securities and Exchange Commission on March 30, 2001 and incorporated herein by reference.

               (4) Progenics Pharmaceuticals, Inc. Quarterly Report on Form 10-Q for its fiscal quarter ended March 30, 2001, filed with the Securities and Exchange Commission on May 15, 2001 and incorporated herein by reference.

               (5) Memorandum to Employees from Paul J. Maddon, M.D., Ph.D.

         (b)   Not applicable.

         (d) (1) Progenics Pharmaceuticals, Inc. Amended and Restated 1996 Stock Incentive Plan filed as an exhibit to the Company's Quarterly Report on Form 10-Q for its fiscal quarter ended September 30, 1999 and incorporated herein by reference.

         (g)   Not applicable.

         (h)   Not applicable.

Item 13. Information Required by Schedule 13E-3.

         (a)   Not applicable.


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


                                    SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule TO is true, complete and correct.

                                           Progenics Pharmaceuticals, Inc.

                                           /s/ PHILIP K. YACHMETZ, ESQ.
                                           ----------------------------
                                           Philip K. Yachmetz, Esq.
                                           General Counsel and Secretary

Date: May 25, 2001





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